[INLAND REAL ESTATE INCOME TRUST, INC. LETTERHEAD]

January 5, 2015

FOIA CONFIDENTIAL TREATMENT REQUEST

Via EDGAR and Federal Express

Mr. Kevin Woody
Branch Chief

Division of Corporation Finance
United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.
Washington, D.C. 20549

Re:	Inland Real Estate Income Trust, Inc. Form 10-K for the year ended December 31, 2013 Filed on March 17, 2014 File No. 000-55146

Dear Mr. Woody:

I am writing on behalf of Inland Real Estate Income Trust, Inc. (the “Company”) in response to the comment contained in your correspondence dated December 17, 2014. The heading below from the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) corresponds to the heading referenced in your letter. In addition, for your convenience I have reproduced your comment in this letter and included the Company’s response directly below the comment.

Kevin Woody

January 5, 2015

General

1.	We note your response to our prior comment 1. Please tell us how the company determined the projected offering proceeds for the next twelve months for each property acquired including a description of the assumptions management made at each acquisition date. Additionally, provide an explanation for significant variances of projected proceeds between acquisition dates. For example, we note projected proceeds decreased significantly between February 27, 2014 and April 8, 2014 and increased significantly between July 11, 2014 and August 4, 2014. Lastly, please provide to us a look-back analysis which compares projected proceeds to actual amounts for the same period and explanations for significant variations.

Response: In determining the projected offering proceeds for the next twelve months for the first property acquired during the fiscal year ended December 31, 2013, the Company initially used the actual offering proceeds raised by Inland Diversified Real Estate Trust, Inc., an entity that was previously sponsored by the Company’s sponsor, from its initial public offering as a reasonable basis for its projection. Each month, the Company’s management reviews the actual net offering proceeds received and may decide to make adjustments to the projection to account for the actual net offering proceeds raised from the Company’s ongoing initial public offering. Factors which are considered in adjusting the projections are current sales trends, actual number of executed selling agreements with financial firms, feedback from Inland Securities Corporation, and input from the Company’s management and board of directors. The projections have been reviewed on a monthly basis by the Company’s management at its business management meetings and presented to the Company’s board of directors.

The projected proceeds decreased significantly between the February 27, 2014 and April 8, 2014 measurement date as a result of the Company’s management deciding to reduce its net offering proceeds projection. The decision to reduce its projection was based upon the Company’s actual net offering proceeds received over the preceding several months being less than projected. By contrast, the projected proceeds increased significantly between the July 11, 2014 and August 4, 2014 measurement date as a result of the Company’s management deciding to increase its net offering proceeds projection. The decision to increase its projection was based upon the Company’s actual net offering proceeds received over the preceding several months being greater than projected, increased marketing efforts and feedback from Inland Securities Corporation. Therefore, the Company’s management decided to increase its net offering proceeds projection.

FOIA confidential treatment requested by Inland Real Estate Income Trust, Inc.

Confidential portions have been omitted, as indicated by *** in the text, and submitted to the

Securities and Exchange Commission.

Kevin Woody

January 5, 2015

Below we provide a look-back analysis table, which compares projected proceeds to actual amounts for the same period and explanations for significant variations:

	Date Acquired		Projected Proceeds as of the date acquired (in millions)(1)		Actual Proceeds (in millions)(2)		Variance
Wedgewood Commons	12/23/13	$	***	$	***	$	***	(3)
Park Avenue Shopping Center	2/21/14	$	***	$	***	$	***	(3)
North Hills Square	2/27/14	$	***	$	***	$	***	(3)
Mansfield Pointe	4/8/14	$	***	$	***	$	***	(4)
MidTowne Shopping Center	5/13/14	$	***	$	***	$	***	(4)
Lakeside Crossing	5/23/14	$	***	$	***	$	***	(4)
Dogwood Festival	6/27/14	$	***	$	***	$	***	(4)
Pick N Save Center	7/11/14	$	***	$	***	$	***	(4)
Harris Plaza	8/4/14	$	***	$	***	$	***	(3)

(1)	Projected proceeds equals proceeds, net of commissions, in good faith expected to be raised in the registered offering over the next 12 months as of the date acquired.
(2)	Actual proceeds equals amount raised, net of commissions, for months in the projection in which actual sales data is available , plus projected proceeds, net of commissions, for the remainder of the period in the 12-month projection period.
(3)	The unfavorable variance is due to actual net offering proceeds received being less than amounts projected.
(4)	The favorable variance is due to actual net offering proceeds received being greater than amounts projected.

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the Form 10-K.

Very truly yours, INLAND REAL ESTATE INCOME TRUST, INC.

/s/ David Z. Lichterman
David Z. Lichterman
Vice President, Treasurer and Chief Accounting Officer

cc:	JoAnn M. McGuinness
Catherine L. Lynch

Cathleen M. Hrtanek, Esq.

Michael J. Choate, Esq.

FOIA confidential treatment requested by Inland Real Estate Income Trust, Inc.

Confidential portions have been omitted, as indicated by *** in the text, and submitted to the

Securities and Exchange Commission.